FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MARKET ANNOUNCEMENT

Following the market announcement dated January 7, 2008 and as required by Law 6404/76, Art. 157, Sadia S.A. announces to its shareholders and to the market at large that, last February 14, it executed the Definitive Share Purchase and Sale Agreement relating to the acquisition of the total interest in the capital of Avícola Industrial Buriti Alegre Ltda. – Goiaves, for the amount of R$ 53.9 million.

This acquisition shall be submitted to the ratification of the Extraordinary Shareholders’ Meeting to he held concurrently with the Ordinary Shareholders’ Meeting late in April 2008. Therefore, shareholders of record in the Company books up to and including February 18, 2008 may exercise their withdrawal right as provided for by Law 6404/76, Art. 136. Shareholders entered in the Company books after that date are not entitled to any withdrawal.

The reimbursement amount, of four Brazilian reais and thirty-four centavos (R$4.34) per share, is based on the December 2007 balance sheet, which is the last audited balance sheet.

In accordance with Law 6404/76, Article 137, item IV, shareholders interested in exercising the aforementioned right should contact the Company’s Investor Relations Area within 30 days counted as from the communication of the minutes of the Shareholders’ Meeting ratifying that acquisition.

São Paulo, February 18, 2008.

Sadia S.A.

Welson Teixeira Júnior

Investor Relations Director